Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

October 20, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett
Brian Cascio
Margaret Schwartz
Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed September 1, 2023 File No. 333-270917

Ladies and Gentlemen:

On behalf of Denali SPAC Holdco, Inc. (the “Company”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 15, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 4, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4, Filed September 1, 2023

Summary of the Proxy Statement/Prospectus

Related Agreements, page 10

1.	We note your disclosure concerning the FutureTech Subscription Agreement on page 11, where you state that “FutureTech Capital agreed to subscribe and purchase 1,800,000 shares of Series A Convertible Preferred Stock, at a price of $10 per share. Each such Series A Convertible Preferred Stock shall be convertible, after the original issue date, at the option of the holder, into that number of shares of Holdco Common Stock.” Please revise to describe the conversion price mechanics here and elsewhere as appropriate. We note that you state on page 93 that “[t]he Preferred Stock converts at the option of the holder into Holdco Common Stock at a price (the “Conversion Price”) based on the lower of (a) $8 per share (based on the $10.85 closing price of Denali Class A Ordinary Shares as of August 17, 2023) and (b) the product of (x) the average of the historical twenty (20) day volume weighted average price (“VWAP”) for the twenty (20) consecutive trading days ending on and including the date of conversion, multiplied by (y) 80% (i.e., applying a discount of 20%). However, in no event will the Conversion Price be less than $5 per share.”

Response: The Company acknowledges the Staff’s comment and has made changes on pages 11, 21, 104 and 131.

Risk Factors

Risks Related to Longevity’s Business

The acquisitions of the Targets by Longevity are conditioned, in part, on the satisfaction or waiver of certain closing conditions..., page 62

2.	We note this risk factor added in response to prior comment 10. Please revise to state that it is possible that none of the Target Acquisitions close and the risks associated with such result.

Response: The Company acknowledges the Staff’s comment and has made changes on page 62.

Shareholder Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 130

3.	We note your response to prior comment 4 and reissue in part. Please revise to discuss when and on what basis the decision was made by Denali and Longevity to exclude Wicab China from the business combination.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 133 and 134.

Projected Financial Information, page 137

4.	We note your response to prior comment 7 and your disclosure on page 137 that “the Projections assume that all product candidates receive regulatory approval and there is significant risk that any one or all of Longevity’s product candidates may not receive such approval....” Please revise to explain how you arrived at the probability of regulatory approval for the products, the process undertaken to formulate these assumptions and why you believe the assumptions are reasonable given that the clinical trials have not been completed. Include in your revisions a discussion of the factors that management and the Board considered, if any, in determining whether the assumptions were reasonable, particularly in light of the length of the forecasts and the fact that the target acquisition companies have no approved products yet. Specifically, address the reliability of the projections related to the later years presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section titled “Projected Financial Information”, which begins on page 139, generally to address the Staff’s comment. The Company also respectfully notes that it has reorganized how the information in this section has been presented, in order to provide additional clarity to readers and specifically highlight relevant risks and uncertainties that shareholders should consider when viewing the Projections. Please see the section titled “Board Consideration of the Projections” on page 140 for a discussion of the factors that management and the Board considered in relation to the Projections.

5.	We note your response to prior comment 8, which we reissue in part. We note that you did not provide the underlying projections for each product candidate. Please revise to explain how the parties considered the information for each product candidate without specific underlying projections. We also note that you did not identify the specific projected market adoption rates in each sales territory for LB-001, LB-101 and LB-201. Please revise to provide this information or advise.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 142, 143 and 144. The Company respectfully notes to the Staff that it has revised the disclosure to disclose the Projections by product candidate and to clarify that the market adoption rates assumed and previously disclosed for LBI-001, LBI-101 and LBI-201 are applicable to each sales territory and to specifically disclose such territories for each product candidate.

Discounted Cash Flow Analysis, page 148

6.	We note the disclosure that the management team of Longevity assumed an April 2023 closing of the Business Combination in projecting U.S. FDA approval for the lead pipeline candidates. Given the passage of time, disclose whether management has reconsidered the projected timeframes of obtaining FDA approval for the pipeline candidates.

Response: The Company acknowledges the Staff’s comment and has made changes on page 140 and throughout the section titled “Projected Financial Information” more generally to address the Staff’s comment. Further, the Company respectfully notes, as disclosed in the Registration Statement on page 140, that the Company is disclosing the Projections solely to provide shareholders with access to information that was made available to the Denali Board in connection with its consideration of the Business Combination and that such disclosure is made solely with respect to the Projections at the time they were prepared and disclosed to the Denali Board and has included disclosure about the risks, uncertainties and limitations inherent to the Projections.

Shareholder Proposal No. 5 - The Non-Binding Governance Proposals

Proposal No. 5F: Delaware as Exclusive Forum, page 168

7.	On page 168 you state that the Proposed Certificate of Incorporation will require certain claims, including derivative actions, to be brought exclusively in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. On page 169 you state that “the exclusive forum provision in the Proposed Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” In the description on page 333, however, you do not include this statement from page 169. Revise the disclosure on page 333 to reconcile and clarify whether the federal district court of the State of Delaware specifically would be the exclusive forum for Exchange Act claims given derivative actions can be brought under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 171, 172, 326 and 336.

Exhibits

8.	Please file the Certificate of Designation as an exhibit pursuant to Item 601(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the Certificate of Designation as Exhibit 4.3 to the Registration Statement.

General

9.	We note your response to prior comment 11, which we reissue in part. Please revise to discuss more specifically the limitations on investors being able to effect service of process and, with respect to effective service of process and enforcing civil liabilities in China more generally, the cost and time constraints that may be involved. Additionally, we note that your disclosure is based on Mr. Wang’s nationality. Please revise to disclose where Mr. Wang resides and any related risks associated with that jurisdiction. Ensure your disclosure covers all directors and officers that reside outside of the United States, not just those that are nationals of countries other than the United States.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 51 and 339.

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (212) 839-5430.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP